Integral Technologies, Inc.

2605 Eastside Park Road, Suite 1

Evansville, IN 47715

September 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re: Integral Technologies, Inc.

Registration Statement on Form 10-12G

Filed July 24, 2023, File No. 000-28353

Ladies and Gentlemen:

This letter is submitted by Integral Technologies, Inc. (the “Company”) in response to the comment letter dated August 16, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10-12G filed July 24, 2023 (“Form 10”). Amendment No. 1 to the Form 10 is being filed simultaneously. Except where otherwise indicated, capitalized terms used and undefined in this response letter have the meanings given such terms in the Form 10-12G.

The Form 10 has been updated as appropriate to reflect the Staff’s comments.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Registration Statement on Form 10-12G filed July 24, 2023

Item 1. Business, page 3

1.	Please revise to clearly describe how you will seek to identify business combination candidates and how you will evaluate them.

Response:

Please see page 3 for a description of how we will seek to identify and evaluate candidates.

Executive Compensation, page 13

Securities and Exchange Commission

Division of Corporation Finance

September 7, 2023

2.	Please update your compensation disclosure to reflect the fiscal year ended June 30, 2023.

Response:

Please see beginning on page 13 for the updated disclosure.

General

3.	We reissue prior comment 13. Please provide an accurate website address.

Response:

The URL address has been updated.

4.

We reissue prior comment 14 in part. Please disclose if you, your subsidiaries or your shareholders, as applicable, are restricted in transferring equity interests, issuing securities or voting to approve a business combination.

Response:

Please see beginning on page 11 for the requested disclosure.

5.

Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S Bernstein, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-471-3516, bbernsteins@nasonyeager.com.

Sincerely, Integral Technologies, Inc. By: /s/ Doug Bathauer Doug Bathauer, CEO

cc:         Brian S. Bernstein, Esq.